EMI

06014087

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 0 5 2006
WASH, D.C. 213

19th May, 2006.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th May 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement dated 19th June 2006, confirming that HBOS plc has increased its interests in EMI Group plc Ordinary Shares of 14p each and, as at 18th May 2006, held 40,609,739 shares, being 5.121% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JUN 0 6 2006
THOMSON
FINANCIAL

Enc.

dlw 6/6

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/42

Company Announcements Office,
London Stock Exchange.

19th May, 2006.

EMI GROUP PLC
<u>Holding in Company</u>

As required by Listing Rule 9.6.7, the Company advises that it has been informed by HBOS plc, in a letter dated 18th May 2006 and received on 19th May 2006, that HBOS plc and its subsidiaries have increased their interest in EMI Group plc Ordinary Shares of 14p each and, as at 18th May 2006, held 40,609,739 shares, being 5.121% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231